Exhibit 5.1

LEGAL OPINION

June 21, 2018

BioLargo, Inc.

14921 Chestnut Street

Westminster, California 92683

Re:	BioLargo, Inc. – Form S-8 Registration Statement for Offering of an
Aggregate of 40,000,000 Shares of Common Stock

Ladies and Gentlemen:

We have acted as counsel to BioLargo, Inc., a Delaware corporation (the “Company”), in connection with the registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended, of 40,000,000 shares of the Company’s common stock authorized for issuance under the BioLargo, Inc. 2018 Equity Incentive Plan (the “Plan”). The shares of Common Stock available for issuance under the Plan are hereinafter referred to as the “Shares of Common Stock.”

This opinion is being furnished in accordance with the requirements of Item 8 of Form S-8 and Item 601(b)(5)(i) of Regulation S-K.

We have reviewed the Company’s charter documents and the corporate proceedings taken by the Company in connection with the authorization of the Shares of Common Stock. Based on such review, we are of the opinion that if, as and when the Shares of Common Stock are issued and sold (and the consideration therefor received) pursuant to the provisions of the documents and agreements evidencing the Shares of Common Stock, such shares will be duly authorized, legally issued, fully paid and non-assessable.

We consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement.

This opinion letter is rendered as of the date first written above and we disclaim any obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinion expressed herein. Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company.

Very truly yours,

/s/ Wilson & Oskam, LLP

WILSON & OSKAM, LLP